Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of LIV Capital Acquisition Corp. II (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-261950) of our report dated January 14, 2022, except for Note 9, as to which the date is January 31, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of LIV Capital Acquisition Corp. II as of December 31, 2021 and for the period from February 11, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp
Marcum llp
Hartford, CT
January 31, 2022